UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________________

Amendment No. 1 to

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LLOYDS BANKING GROUP PLC
(Names of Subject Company (Issuer) and Name of Filing Person (Offeror))

Lloyds Banking Group plc American Depositary Shares representing 6.413% Non-Cumulative Fixed to Floating Rate Preference Shares (ISIN/CUSIP 144A: US539439AC38 / 539439AC3, Reg S: USG5533WAA56 / G5533WAA5)

Lloyds Banking Group plc American Depositary Shares representing 6.657% Non-Cumulative Fixed to Floating Rate Preference Shares (ISIN/CUSIP 144A: US539439AF68 / 539439AF6, Reg S: US539439AE93 / 539439AE9)

(Title and CUSIP No. of Class of Securities)

_________________________________

Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom
011-44-207-626-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Adriana Maestas

Chief Legal Officer

North America

 Lloyds Bank Corporate Markets

1095 Avenue of the Americas

New York, NY 10036

212-930-5007

(Name, Address and Telephone Number of Agent for Service)

Copies to:

John W. Banes DAVIS POLK & WARDWELL LLP 450 Lexington Avenue New York, New York 10017 United States Tel. No.: 212-450-4000	Diana Billik ALLEN & OVERY LLP 52 avenue Hoche CS 90005 75379 Paris Cedex 08, France Tel. No.: +33 (0)1 40 06 5400

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$809,160,000(1)	$75,010(2)
(1)	Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(b)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This valuation assumes the exchange of $374,810,000 6.413% Non-Cumulative Fixed to Floating Rate Preference Shares and $434,350,000 6.657% Non-Cumulative Fixed to Floating Rate Preference Shares, evidenced in the form of American Depositary Shares. For purposes of calculating the amount of the filing fee only, we have assumed that 100% of the Preference Shares (as defined below) will be validly tendered in the Exchange Offers by holders of such Preference Shares.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) promulgated under the Exchange Act by multiplying the Transaction Valuation by .00009270 and includes the total filing fee of $69,525.00 paid in connection with the Offeror’s Registration Statement on Form F-4 (Registration Statement No. 333-260953) filed on November 10, 2021 and the filing fee of $5,485 paid in connection with the Offeror’s Schedule TO-1 filed on November 10, 2021.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $69,525.00
Form or Registration No.: 333-260953 (filed November 10, 2021)
Amount Previously Paid: $5,485.00
Form or Registration No.: Schedule TO-I (filed November 10, 2021)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the tender offer statement on Schedule TO filed on November 10, 2021 (the “Original Schedule TO” and, together with the Amendment, the “Schedule TO”), each filed pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the offer by Lloyds Banking Group plc (“LBG” or the “Offeror”), to exchange any and all outstanding American Depositary Shares (“ADSs”) representing LBG’s 6.413% Non-Cumulative Fixed to Floating Rate Preference Shares (the “Series 1 Preference Shares”) and ADSs representing LBG’s 6.657% Non-Cumulative Fixed to Floating Rate Preference Shares (the “Series 2 Preference Shares” and, together with the Series 1 Preference Shares the “Preference Shares”) for the New Notes (as defined below) to be issued by LBG. This offer is part of the Exchange Offer described below.

LBG is offering to exchange, on the terms and conditions described in the prospectus dated December 7, 2021 (the “prospectus”), which is incorporated by reference as an exhibit herein, Fixed Rate Reset Subordinated Debt Securities due 2046 (with a call date in 2041) (the “New Notes”), to be issued by LBG plus (if applicable) the relevant cash consideration amount as stated on the front cover of the prospectus, plus accrued and unpaid dividends or interest (as the case may be) in cash, plus (if applicable) cash amounts in lieu of any fractional New Notes, for:

(1) any and all of the outstanding Series 1 Preference Shares (ISIN/CUSIP 144A: US539439AC38 / 539439AC3, Reg S: USG5533WAA56 / G5533WAA5), Series 2 Preference Shares (ISIN/CUSIP 144A: US539439AF68 / 539439AF6, Reg S: US539439AE93 / 539439AE9) and 6.00% Subordinated Notes due 2033 issued by HBOS plc (the “Series 1 Existing Subordinated Notes”) (the “Any and All Offer”), and

(2) up to the Cap Amount (as defined below) of LBG’s 4.582% Subordinated Debt Securities due 2025 (the “Series 3 Existing Subordinated Notes”) and LBG’s 4.500% Fixed Rate Subordinated Debt Securities due 2024 (the “Series 2 Existing Subordinated Notes” and, collectively with the Series 1 Existing Subordinated Notes and Series 3 Existing Subordinated Notes, the “Existing Subordinated Notes”) (the “Capped Offer” and, together with the Any and All Offer, the “Exchange Offer”).

The Series 1 Existing Subordinated Notes and the Preference Shares are collectively referred to as the “Any and All Offer Securities” and the Series 2 Existing Subordinated Notes and the Series 3 Existing Subordinated Notes are collectively referred to herein as the “Capped Offer Notes”. The Preference Shares and the Existing Subordinated Notes are collectively referred to herein as the “Existing Securities”. The Exchange Offer is being made upon the terms and subject to the conditions set forth in the prospectus.

Capitalized terms used herein and not defined otherwise defined have the respective meanings assigned to such terms in the Original Schedule TO and the prospectus, as applicable. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule TO.

Item 4. Terms of the Transaction

Item 4(a) of the Original Schedule TO is hereby amended and replaced in its entirety as follows:

(a)       Material Terms. The information set forth in the prospectus in the sections entitled “Prospectus Summary,” “Capitalization of the Group,” “The Exchange Offer,” “Description of the New Notes,” “Comparison of Certain Material Terms of the Preference Shares and the New Notes,” and “Taxation Considerations” is incorporated by reference herein.

(1)	Tender Offers.

(i)	The total number and class of securities sought in the offer. The information set forth on the front cover page of the prospectus and in the prospectus in the sections entitled “Prospectus Summary,” “The Exchange Offer” and “Comparison of Certain Material Terms of the Preference Shares and the New Notes,” is incorporated by reference herein.

(ii)	The type and amount of consideration offered to security holders. The information set forth in the prospectus in the sections entitled “Prospectus Summary,” “The Exchange Offer” and “Description of the New Notes” is incorporated by reference herein.

(iii)	The scheduled expiration date. The information set forth in the prospectus in the sections entitled “Prospectus Summary” and “The Exchange Offer” is incorporated by reference herein.

(iv)	Whether a subsequent offering period will be available, if the transaction is a third-party tender offer. Not applicable.

(v)	Whether the offer may be extended, and if so, how it could be extended. The information set forth in the prospectus in the sections entitled “Prospectus Summary” and “The Exchange Offer” is incorporated by reference herein.

(vi)	The dates before and after which security holders may withdraw securities tendered in the offer. The information set forth in the prospectus in the sections entitled “Prospectus Summary” and “The Exchange Offer” is incorporated by reference herein.

(vii)	The procedures for tendering and withdrawing securities. The information set forth in the prospectus in the sections entitled “Prospectus Summary” and “The Exchange Offer” is incorporated by reference herein.

(viii)	The manner in which securities will be accepted for payment. The information set forth in the prospectus in the sections entitled “Prospectus Summary” and “The Exchange Offer” is incorporated by reference herein.

(ix)	If the offer is for less than all securities of a class, the periods for accepting securities on a pro rata basis and the offeror’s present intentions in the event that the offer is oversubscribed. Not applicable.

(x)	An explanation of any material differences in the rights of security holders as a result of the transaction, if material. The information set forth in the prospectus in the sections entitled “Description of the New Notes” and “Comparison of Certain Material Terms of the Preference Shares and the New Notes” is incorporated by reference herein.

(xi)	A brief statement as to the accounting treatment of the transaction, if material. The information set forth in the prospectus in the section entitled “Capitalization of the Group” is incorporated by reference herein.

(xii)	The federal income tax consequences of the transaction, if material. The information set forth in the prospectus in the section entitled “Taxation Considerations―U.S. Federal Income Tax Consequences” is incorporated by reference herein.

(2)	Mergers or Similar Transactions. Not applicable.

Item 11. Additional Information

Item 11(b) of the Original Schedule TO is hereby amended and supplemented as follows:

(b)        Other material information. On December 7, 2021, LBG filed a Pre-Effective Amendment No. 1 to its Registration Statement on Form F-4 (the “Pre-Effective Amendment No. 1”), which included the prospectus. All references in the Schedule TO to the “prospectus” shall be deemed to refer to the prospectus filed with the Pre-Effective Amendment No. 1. information set forth in the prospectus is incorporated by reference herein.

Item 12. Exhibits.

Exhibits filed as part of this Amendment are listed below. Exhibits incorporated by reference are so indicated.

Number	Description
(a)(1)	Not applicable.
(a)(2)	Not applicable.
(a)(3)	Not applicable.

Number	Description
(a)(4)***	Prospectus, dated December 7, 2021.
(a)(5)(i)**	Press release announcing the Exchange Offer.
(a)(5)(ii)	Press release announcing the pricing terms of the Exchange Offer.
(b)	Not applicable.
(d)(1)*	Amended and Restated Rule 144A Deposit Agreement dated as of February 18, 2020 among LBG, The Bank of New York Mellon, as Depositary and owners and beneficial owners of Rule 144A ADSs, in respect of the Series 1 Preference Shares
(d)(2)*	Amended and Restated Regulation S Deposit Agreement dated as of February 18, 2020 among LBG, The Bank of New York Mellon, as Depositary and owners and beneficial owners of Regulation S ADSs, in respect of the Series 1 Preference Shares
(d)(3)*	Amended and Restated Rule 144A Deposit Agreement dated as of February 18, 2020 among LBG, The Bank of New York Mellon, as Depositary and owners and beneficial owners of Rule 144A ADSs, in respect of the Series 2 Preference Shares
(d)(4)*	Amended and Restated Regulation S Deposit Agreement dated as of February 18, 2020 among LBG, The Bank of New York Mellon, as Depositary and owners and beneficial owners of Regulation S American Depositary Shares, in respect of the Series 2 Preference Shares
(g)	Not applicable.
(h)	Not applicable.

*	Incorporated by reference to LBG’s Registration Statement on Form F-4 filed with the Commission on November 10, 2021.

**	Previously filed pursuant to Rule 425 of Securities Exchange Act of 1933 with the Commission on November 10, 2021.

***	Incorporated by reference to LBG’s Registration Statement on Form F-4/A, filed with the Securities and Exchange Commission on December 7, 2021.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2021

LLOYDS BANKING GROUP plc

By:	/s/ Claire-Elizabeth Padley
	Name:	Claire-Elizabeth Padley
	Title:	Head of Capital, HOLDCO & RRP